EXHIBIT 3.1

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS

OF SERIES A CONVERTIBLE PREFERRED STOCK

OF

AVICENA GROUP, INC.

Avicena Group, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify that, pursuant to authority conferred upon the Board of Directors of the Corporation (the “Board”) by the Certificate of Incorporation of the Corporation, as amended and restated ( the “Certificate of Incorporation”), and Section 151 of the General Corporation Law of the State of Delaware (“Delaware GCL”) and pursuant to the written consent of a majority of the holders of Series A Convertible Preferred Stock, $0.001 par value per share (the “Series A Preferred Stock”), the Board duly adopted resolutions providing for the reduction in the number of shares of the Corporation’s Preferred Stock, $0.001 par value per share, designated as Series A Convertible Preferred Stock, as follows:

RESOLVED, that pursuant to the authority granted to the Board by the Certificate of Incorporation and Section 151 of the Delaware GCL and pursuant to the written consent of a majority of the holders of Series A Preferred Stock, the outstanding shares of the Corporation’s Preferred Stock designated as Series A Preferred Stock be reduced from Five Million (5,000,000) to One Million Two Hundred and Sixty Thousand (1,260,000).

FURTHER RESOLVED, that the designations, preferences, and relative, participating options or other rights, and the qualifications, limitations or restrictions of the Series A Preferred Stock as set in the Certificate of Designations, Preferences and Rights of Series A Preferred Stock will otherwise remain the same.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Certificate of Designations to be signed by its duly authorized officer, this 2nd day of April, 2007.

AVICENA GROUP, INC.

/s/ Michael Sullivan
Name:	Michael Sullivan, Vice President – Finance & Acting CFO